

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2011

Harold E. Antonson
Chief Financial Officer
US 1 Industries, Inc.
336 West US 30, Suite 201
Valparaiso, IN 46385

> **Re:** **US 1 Industries, Inc.**
> **Schedule 13E-3 filed by US 1 Industries Inc., Trucking Investment Co. Inc.,**
> **US 1 Merger Corp., Harold E. Antonson, and Michael E. Kibler**
> **File No. 005-32549**
> **Filed March 18, 2011**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **File No. 001-08129**
> **Filed March 18, 2011**

Dear Mr. Antonson:

We have limited our review of your filings to those issues we have addressed on our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. All defined terms used here have the same meaning as in the proxy statement referenced above, unless otherwise indicated.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

Introduction

1. We note your disclosure that all information contained in the Schedule 13E-3 concerning each of the filing parties has been provided by such filing parties and no filing party is responsible for the accuracy of any information supplied by any other filing party. As

each of the filing persons is a signatory to the Schedule 13E-3, these statements are inconsistent with the public disclosures otherwise made in the filing. Please revise to remove the apparent disclaimer that the filing parties do not bear responsibility, and thus are not subject to liability, for the disclosures made in the Schedule 13E-3.

Item 16. Exhibits, page 10

2. We note that you have filed only a term sheet with US Bank. Please file the line of credit documents and commitment letter or if these documents have previously been filed, then revise to include them in the exhibit index.

Schedule 14A

3. Please revise the proxy statement and proxy card to indicate that they are "preliminary" copies. Refer to Rule 14a-6(e)(1).

Summary Term Sheet, page 1

The Merger Consideration, page 3

4. We note that the $1.43 price per share represents a 43% premium over the $1.00 per share closing price of your common stock on September 15, 2010 and a 46% premium over the volume weighted-average closing price of your common stock. Please revise to disclose the highest and lowest closing trading prices and the volume weighted-average closing price of the common stock during the twelve months prior to September 15, 2010. Similarly revise throughout your filing where applicable.

The Special Committee, page 5

5. We note that no member of the Special Committee has any commercial relationship with Parent, Merger Sub or the Rollover Shareholders; however, we note that Mr. James is a director, partner and significant shareholder of Seagate Transportation Services and shares voting and dispositive power with Messrs. Antonson and Kibler with respect to the shares of common stock owned by Seagate. Please revise your disclosure, or advise us.

Fairness of the Merger…, page 6

6. We note that the board and the Acquiror Filing Persons believe that the Merger is fair to Unaffiliated Shareholders, which is defined as shareholders other than the Rollover Shareholders. We note that this defined term includes affiliates such as officers and directors. Please revise, here and in the Special Factors section, to state whether each filing person believes the transaction is fair to the unaffiliated shareholders of the issuer. Refer to Item 1014(a) of Regulation M-A.

7. Please refer to the third bullet point. Although you state that Cambridge Partners opined that the Merger was fair to the Unaffiliated Shareholders, we note that on page B-6, Cambridge Partners opines on the fairness of the Consideration to be received by the Shareholders. Please revise to clarify the scope of the fairness opinion. Please also address how any filing persons relying on the Cambridge Partners' opinion were able to reach the fairness determination as to unaffiliated shareholders given that the fairness opinion addressed fairness with respect to the "Shareholders of the Company."

Position of the Acquiror Filing Persons as to the Fairness of the Merger, page 6

8. We note you refer to disclosure on page 14 regarding the Position of the Acquiror Filing Person; however, we are unable to locate this disclosure. Please revise to include all of the information required by Item 1014 of Regulation M-A with respect to each filing person.

Cautionary Notice regarding Forward-Looking Statements, page 11

9. Please revise so that the information required by Items 7, 8 and 9 of Schedule 13E-3 is prominently disclosed in a "Special Factors" section in the forepart of the disclosure document. Refer to Rule 13e-3(e)(1)(ii). In this connection, please move the "Cautionary Notice" section so that it appears after the Special Factors section.

Special Factors, page 12

Background, page 12

10. Please revise to include a background section that describes each contact, meeting, or discussion that took place and the substance of the discussions or negotiations at each meeting. Please identify any counsel, financial advisors or any members of management who were present at each meeting.

11. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13E-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by Cambridge Partners during your evaluation of the transaction and file any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A that you have not already filed as exhibits. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines. For example, we note Cambridge Partners performed an initial financial analysis, a financial analysis of AIFE and an analysis of certain real estate. In addition, we note that Cambridge Partners provided a revised draft opinion after September 16, 2010.

12. We note that the Special Committee received financial and other information regarding AIFE. In addition, we note that Cambridge Partners reviewed financial forecasts, a third party opinion, an actuarial reports, a liquidation valuation, and other non-public reports and analysis. Refer to page B-1 of the Cambridge Partners opinion. Please revise to summarize these materials and file any written materials as exhibits to the Schedule 13E-3.

13. Please revise to disclose the company's costs of being a public company during the last fiscal year.

14. Please explain in greater detail why Mr. Kibler and Mr. Antonson believe that it is unlikely that the market for company stock will be sufficiently robust to provide liquidity for them and the unaffiliated stockholders. Although the trucking industry faced a decline due to the recent economic downturn, it appears that there have been some increases in trucking orders for 2011 which may affect the trucking industry overall. Please advise.

15. Please disclose, at the July 2010 meeting, the reasons Mr. Kibler and Mr. Antonson believed it was in the best interests for the company and its shareholders for them to purchase the company.

16. Please disclose the basis for Mr. Kibler and Mr. Antonson's original $1.17 offer. Your expanded disclosure should describe all the materials that Mr. Kibler and Mr. Antonson reviewed which assisted them in the selection of the price. Note that information about any reports, opinions or appraisals, either oral or written, that are materially related to the merger are required to be disclosed and filed as exhibits.

17. We note that Mr. Kibler and Mr. Antonson would not agree to a "majority of the minority" condition to the merger. Please revise to disclose the salaries that Mr. Kibler and Mr. Antonson requested and disclose how it was determined that these would "reflect market-based terms."

18. We note the reference to the special committee's "analysis" of the potential value of AIFE and the review that Cambridge Partners conducted of the "real estate issue" that, after discussion with the special committee, led to an increase in the offer price of the common shares. Please provide additional disclosure about the circumstances surrounding Cambridge Partners' and the board's discussion of these analyses, including how it was determined that the price should be increased.

19. We note the disclosure that you advised the special committee of prior exploration of ways in which you could capitalize on AIFE and your determination that the opportunity to capitalize on AIFE was not significant. Please revise to disclose your prior attempts to capitalize on AIFE and describe the reasons why you believe capitalizing on AIFE now is not significant to the shareholders.

Recommendation of the Special Committee and the Board, page 13

20. Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for security holders. In this regard, it does not appear that you have fully addressed historical market prices, net book value, going concern value, liquidation value, and any previous purchase prices. See Q&A No. 20 in Exchange Act Release No. 17719.

Purposes and Structure of the Merger, page 14

The Company, page 14

21. Please describe the issuer's reasons for undertaking the Merger at this particular time as opposed to another time in the issuer's operating history. Refer to Item 1013(c) of Regulation M-A.

22. Please further describe how each alternative is more disruptive than the Merger. Refer to Item 1013(b) of Regulation M-A.

Acquiror Filing Persons, page 14

23. Please disclose why the filing persons did not consider any alternatives for achieving the purposes of the merger. Specifically address why the filing persons did not consider any alternatives that would allow stockholders to retain their ownership in the company.

24. Please revise to further describe the opportunities that the Acquiror Filing Persons perceive to strengthen the Company's competitive position, strategy and financial performance under a new form of ownership and capital structure.

Fairness Opinion of Cambridge Partners, page 15

25. Please provide us with a copy of the engagement letter and the addendum with Cambridge Partners.

26. Please revise to quantify the compensation received or to be received by Cambridge Partners. Refer to Item 1015(b)(4) of Regulation M-A.

27. For each valuation approach, please revise to provide additional disclosure about the underlying data used to calculate the values in each analysis. For example, it may be helpful for security holders to understand whether there were high, low, average or median values calculated. Please include comparable information for the issuer if the financial advisor considered this information. It may be useful if this additional information is disclosed in tabular format. In addition, please revise to discuss any

multiples or discount rates that were used in each analysis. Please also revise to summarize the results of each method of analysis and describe how the results support the determination that the consideration is fair to unaffiliated shareholders. Provide similar disclosure for the valuation of the company's interest in AIFE, including all data used, the conclusions reached regarding the valuation of the company's interest, and how this interest was factored into the determination that $1.43 was a fair price.

28. Please describe each of the comparable companies or transactions considered by the financial advisor and describe why any company or transaction was excluded from the relevant analysis.

29. Please revise to include a summary of the financial forecasts or estimates considered by the financial advisor.

30. We note that Cambridge Partners' opinion filed as Annex B is dated September 16, 2010, over six months before the proposed date of the security holder meeting. Please disclose whether any material changes in the issuer's operations, performance or in any of the projections and assumptions upon which Cambridge Partners based its opinion have occurred since the delivery of the opinion or that are anticipated to occur before the security holder meeting.

Financing of the Merger, page 23

31. Please revise to include all of the information required by Item 1007(d)(1) of Regulation M-A.

Federal Income Tax Consequences of the Merger, page 24

32. Please revise to describe the tax effects on the issuer and each filing person. Refer to Item 1013(d) of Regulation M-A.

Securities Ownership, page 49

33. Please revise footnote (8) to disclose Messrs. Antonson's and Kibler's relationship with August Investments Partnership.

Incorporation of Certain Documents by Reference, page 50

34. We note that you are not eligible to incorporate the disclosure required by Item 14(c)(2) of Schedule 14A by reference. In addition, please include financial information for the fiscal year ended December 31, 2010.

Annex B. Opinion of Cambridge Partners

Use of the Report, page B-8

35. We note that you state: "[w]e cannot be responsible for any reliance on this opinion by third parties." Please remove the statement as it is inconsistent with the disclosure relating to the report. Alternatively, advise us of the basis for Cambridge Partners' belief that shareholders cannot rely upon the report to support any claims against Cambridge Partners arising under applicable state law (e.g., the inclusion of an express disclaimer in the engagement letter with Cambridge Partners). Describe any applicable state-law authority regarding the availability of such potential defense. In the absence of such authority, state that the availability of such defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further, state that the availability of such state-law defense to Cambridge Partners would have no effect on the rights and responsibilities of either Cambridge Partners or your board of directors under the federal securities laws. Refer to section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

Form of Proxy

36. Please revise to indicate whether the proxy is being solicited on behalf of the issuer's board of directors. Refer to Rule 14a-4(a)(1).

37. Please revise to state that proxies submitted that do not provide voting instructions will be voted FOR the adoption of the merger, as indicated on page 26.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since each filing person, and if applicable, its management are in possession of all facts relating to such filing person's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Harold E. Antonson
US 1 Industries, Inc.
April 1, 2011
Page 8

Please contact Chanda DeLong at (202) 551-3490, Peggy Kim, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3411, or me at (202) 551-3642 with any questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor

cc: Via *facsimile 404-962-6743*
        W. Brinkley Dickerson, Jr.